Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

NOTICE OF 2021 ANNUAL
GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to our 2021 Annual General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) on Wednesday, June 23, 2021 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	to re-elect five (5) directors, each for a term expiring at our 2022 Annual General Meeting of Shareholders;

(2)	to approve the amendments of our existing Articles of Association as marked in the Form attached as Annex A to the Proxy Statement accompanying this Notice;

(3)
to approve certain amendments to our Compensation Policy mainly with respect to the terms of payment of the annual performance bonus to our CEO, the grant of long-term equity-based compensation to our directors and the terms of the D&O insurance;

(4)	to approve the terms of service including a grant of options to purchase our shares to all of our directors (other than the External Directors);

(5)	to approve the amendment of the terms of employment of Mr. Dov Sella, our Chief Executive Officer;

(6)	to approve the reservation of additional Ordinary Shares under our U.S. Taxpayers Appendix to our 2015 Share Option Plan; and

(7)
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2020 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 14, 2021 are entitled to notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us.

If your shares are held in a brokerage account or by a trustee or nominee, or through a member of the Tel Aviv Stock Exchange, or the TASE, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee nominee, or TASE member that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting or, if your shares are held by a TASE member, provide a certificate from your bank or your broker as to the number of shares owned by you at the record date.

If your shares are held via the Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of our company together with a proof of ownership issued by your broker (ishur baalut), as of the record date. Alternatively, you may vote ordinary shares of our company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 11:59 p.m. (Israel time) on June 20,2021. You should receive instructions about electronic voting from your broker.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of proposals 3 and 5 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is May 26, 2021.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our website at www.rada.com, at the Israeli Securities Authority’s distribution site at www.magana.isa.co.il, the filing site of the Tel Aviv Stock Exchange Ltd. at www.maya.tase.co.il , the filing site of the Securities and Exchange Commission, or SEC, at www.edgar.com, or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972-76-538-6200) until the date of the Meeting.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

May 19, 2021

- ii -

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel
__________________________

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the 2021 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on June 23, 2021 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2021 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 19, 2021.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to re-elect five (5) directors, each for a one-year term expiring at our 2022 Annual General Meeting of Shareholders; (2) to approve the amendment of our existing Articles of Association as marked in Form attached as Annex A to this Proxy Statement; (3) to approve certain amendments to our Compensation Policy mainly with respect to the terms of payment of the annual performance bonus to our CEO, the grant of long term equity based compensation to our directors and the terms of the D&O insurance; (4) to approve the term of office (including grant of options to purchase our shares) of all of our directors (other than the External Directors); (5) to approve the amendment of the terms of employment of Mr. Dov Sella, our Chief Executive Officer; (6) to approve the reservation of additional Ordinary Shares under our U.S. Taxpayers Appendix to our 2015 Share Option Plan; and (7) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2020 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of directors and all the proposals set forth in this Proxy Statement.

Proxy Procedure.

Only holders of record of our Ordinary Shares, as of the close of business on May 14, 2021, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of May 14, 2021, the record date for determination of shareholders entitled to vote at the Meeting, there were 49, 035,041 outstanding Ordinary Shares.

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

If you are a beneficial owner and your shares are held through the TASE  and you wish to participate in the Meeting, you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must present an ownership certificate that you may obtain from the Tel Aviv Stock Exchange Clearing House Ltd (the “TASE Clearing House”) member through which your shares are registered indicating that you were the beneficial owner of such shares on May 14, 2021, the record date for the voting. If the TASE member holding your shares is not a TASE Clearing House member, please make sure to present an ownership certificate from the TASE Clearing House member in which name your shares are registered.

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Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

If you are a beneficial owner and your shares are held through the TASE, in order to vote you must  complete, sign and date the proxy card (in the form filed on MAGNA, the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il and MAYA, the reporting site of the TASE at www.maya.tase.co.il ) and attach to it an ownership certificate from the TASE Clearing House member through which your shares are registered indicating that you were the beneficial owner of the shares on May 14, 2021, the record date for voting. The proxy card, together with the ownership certificate must be received at our registered office in Israel (in person, by mail or via  fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller), at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of Ordinary Shares voted at the Meeting If the TASE member holding your shares is not a TASE Clearing House member, please make sure to include an ownership certificate from the TASE Clearing House member in which name your shares are registered. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

•
Electronic Voting through MAGNA. If your shares are held via our company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you may also vote your ordinary shares electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 11:59 p.m. (Israel time) on June 20, 2021. You should receive instructions about electronic voting from your broker.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by filing with us a written notice of revocation, or duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner and your shares are held through the TASE, you may revoke or change your vote at any time before the meeting by communicating such change in writing or by executing and delivering a later-dated proxy provided such later dated proxy is received at our registered office in Israel (in person, by mail or via  fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller) or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting, a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting, if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For the election of directors in Proposal 1 and for Proposals 2, 4, 6 and 7, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required for approval.

In addition, the approval of Proposal 3 and Proposal 5 requires that the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors or officers. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC, the ISA and the TASE, as soon as practicable following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our corporate news and SEC filings at: http://www.rada.com/investors.html;
•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov;
•	reviewing our ISA filings through the ISA’s MAGNA distribution system at www.magna.isa.gov.il; or
•	reviewing our TASE filings through the TASE’s MAYA filing system at www.maya.tase.co.il

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2020, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of May 14, 2021 regarding the beneficial ownership by (i) all shareholders known to us, to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

The Phoenix Holdings Ltd.(5)	2,637,923	5.38%
DBSI Investments Ltd. (3) (4)	2,673,205	5.45%
Yossi Ben Shalom (3) (4)	2,673,205	5.45%
Nir Cohen	-	--
Alon Dumanis	-	--
Haim Regev	-	--
Joseph Weiss	-	--
Tal Misch Vered	-	--
Elan Sigal	-	--
Kineret Yaari	-	--
Guy Zur	-	--
Dov Sella	437,500	*
Avi Israel	137,500	*
Oleg Kiperman	57,813	*
Yaniv Dorani	62,500	*
Max Cohen	78,750	*
Bill Watson	171,875	*
Scott Wood	6,250	*
All directors and executive officers as a group (16 persons)	3,625,393	7.39%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,035,041 Ordinary Shares issued and outstanding as of May 14, 2021.
(3)
As reported by DBSI in its latest Schedule 13D/A, dated March 15,2021 and as reported to the Company, it is currently the beneficial owner of 2,673,205 Ordinary Shares, constituting 5.45% of our issued and outstanding Ordinary Shares.

(4)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 2,673,205 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan is the sole shareholders of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(5)	Based on the Schedule 13G/A filed by The Phoenix Holdings Ltd. with the SEC on April 21, 2021. The address of The Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

1. ELECTION OF FIVE (5) DIRECTORS
(Item 1 on the Proxy Card)

The terms of service of all of our directors (other than the External Directors) expire as of the Meeting. Mr. Yossi Ben Shalom, Mr. Joseph Weiss, Mr. Alon Dumanis, Mr. Guy Zur and Mr. Haim Regev are standing for re-election to serve as directors for one-year terms to hold office until our 2022 Annual General Meeting of Shareholders. Ms. Kineret Yaari and Mr. Nir Cohen are not seeking re-election.

Pursuant to our articles of association, our Board of Directors may consist of no less than four (4) and no more than twelve (12) members. In addition to the five directors standing for re-election at this Meeting, we have two additional directors that are “external directors” as defined and required by the Israeli Companies Law. All the members of our Board of Directors, except for the external directors, may be re-elected upon completion of their term of office. Messrs. Yossi Ben Shalom, Joseph Weiss, Guy Zur, Alon Dumanis and Haim Regev were elected to serve as directors by our shareholders at our 2020 Annual General Meeting of Shareholders that took place on June 4, 2020.  All of the nominees are standing for re-election for a one-year term until our 2022 Annual General Meeting of Shareholders.

In general, under Nasdaq Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our Audit Committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of Nasdaq Stock Market Rules.  Accordingly, we choose to follow Israeli law and practice which require that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

We also do not follow the Nasdaq requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders. Our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he/she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he/she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him/her from serving as a director; and (iv) he/she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Set forth below is information about the nominees, including their age, principal occupation, recent business history and other directorships held.

Yossi Ben Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he served as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Danel Ltd. (TASE: DANE). He currently serves as the Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR), Chairman of XSIGHT Systems Ltd., a director of BrainsWay Ltd. (NASDAQ & TASE: BWAY) and several other privately held companies. Mr. Ben Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Prof. Alon Dumanis has served as a director of RADA since September 16, 2015. He is the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense, Managing Partner of Augmentum Ltd., Co-Chairman and Founder of AIS Applied Industrial Scan Ltd. and a director of Lapidoth Capital (TASE:LAPD). Between 2001 and 2015, Prof. Dumanis served as the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Prof. Dumanis is a former director of El Al Israel Airlines (TASE:LY), Tadiran Communications (TASE:TDCM), Nova Measuring Instruments (NASDAQ:NVMI), Protalix Biotherapeutics (NYSE:PLX), Spectronix (TASE:SPCT), Collplant (TASE:CLPT)  and Inventech Investments Co. Ltd. (TASE:IVTC). Previously, Prof. Dumanis served as the Head of Material Command for the Israeli Air Force, where he held the rank of Brigadier General. Prof. Dumanis holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University.

Haim Regev has served as a director of RADA since May 21, 2019. Mr. Regev serves as a board member of the Israeli Ministry of Foreign Affairs since August 2016 and as the director for the Middle East and Peace Process Division. From 2013 to 2016, Mr. Regev was Director of Coordination Department at the Ministry of Foreign Affairs. From 2008 to 2013, Mr. Regev directed the Department for International Cooperation at the Israeli Missile Defense Organization (IMDO) at the rank of Lieutenant Colonel. Mr. Regev served as Israel’s Counselor for Congressional Affairs in Washington D.C between 2004 to 2008. Mr. Regev has a B.A. degree in Political Science and Middle Eastern Studies and an M.A. degree in Business Management with honors, both from Tel Aviv University.

Joseph Weiss has served as director of RADA since December 25, 2019. Mr. Weiss served as the President and Chief Executive Officer of Israel Aerospace Industries Ltd (“IAI”), Israel's largest aerospace corporation and the country's largest high-tech company from 2012 until August 31, 2018. Mr. Weiss joined IAI in 1998, after serving in Israel's navy for 25 years in various field and headquarter positions and retired as a Captain (N). While at IAI Mr. Weiss held a number of managerial positions and was also appointed as Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of radars and electronic intelligence & defense systems for military, paramilitary and law-enforcement markets. Mr. Weiss also serves as a member of the Board of Governors of the Technion – Israel Institute of Technology in Haifa, as a Director of Bet Shemesh Engines Ltd., a jet engine parts manufacturer, as a director of UVision Air Ltd., UVision designs, manufactures and delivers innovative, cost-effective, unmanned aerial loitering munition systems for customers worldwide. Since January, 2021 Mr. Weiss has been serving as a director of Spacecom Ltd. (TASE:SCC) and as a director of Blade Ranger Ltd. (TASE:BLRN). Mr. Weiss holds a BSc. degree (with honors) in Mechanical Engineering from the Technion and an MBA degree from Tel Aviv University. He also completed MSc studies at the Technion.

Guy Zur has served as a director of RADA since March 27, 2017. Mr. Zur joined the IDF in 1980 and served in the military until 2016 in a variety of positions retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division. Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of some Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an M.B.A. degree from Be’er Sheva University, a Bc.S. degree in Mechanical Engineering from Tel Aviv University, and is an alumnus of the Royal College of Defense Studies, London.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each of the nominees to serve as our directors until our 2022 Annual General Meeting of Shareholders.

Our External Directors

External directors serve three-year terms.

Tal Misch-Vered has served as an external director of RADA since October 2018. Ms. Misch-Vered serves as an external director of Telsys Ltd. (TASE:TLSY), the company for the Management of the Provident Fund of Ovdei Hamedina, Mardechai Aviv Building Industries (1973) Ltd. (TASE:AVIV), Medi Power (Overseas) Ltd. (TASE:MDPR), Opal Balance Ltd. (TASE:OPAL). She previously served as an external director of A.D.O. group (TASE:ADO) and Roots Sustainable Agricultural Technologies Ltd. (ASX:ROO(. Between 2006 and 2011, Ms. Misch-Vered served as the co-CEO of Gmul Residential Real Estate Ltd. Prior to that, from 2004 to 2007 Ms. Misch-Vered served as the CFO of Gmul Investment Ltd. Prior to that, Ms. Misch-Vered served in various managerial and professional positions, including as a certified public accountant in Broyde KPMG & Co. Ms. Misch-Vered is a CPA and a member of the Israeli Accountants Council as well as a licensed real estate appraiser. Ms. Misch-Vered has a B.A. degree in Economics and Accounting, and an M.A. degree in Philosophy, Science and Digital Culture, from Tel Aviv University and Microsoft’s MCSA certification.

Elan Sigal has served as an external director of RADA since August 2013. From October 2019 until May 2020, Mr. Sigal served as the Chief Financial Officer of Scodix, a capital equipment manufacturer in the printing industry. From January 2013 to August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company, must establish an Audit Committee. The Audit Committee must consist of at least three directors and must include all of the external directors. The majority of the members of the Audit Committee must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine-year period will not be deemed to interrupt the nine-year period). However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  The Audit Committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the Audit Committee. Any person who is not permitted to be a member of the Audit Committee may not be present in the meetings of the Audit Committee unless the chairman of the Audit Committee determines that such person’s presence is necessary, in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the Audit Committee’s discussions but not in any vote, and at the request of the Audit Committee, the secretary of such public company and its legal counsel may be present during the meeting.

The responsibilities of the Audit Committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The Audit Committee is required to establish and monitor whistleblower procedures. Under Israeli law, an Audit Committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the Audit Committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the Nasdaq Stock Market Rules require listed companies to establish an Audit Committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee is currently composed of Ms. Tal Misch-Vered and Mr. Elan Sigal, our external directors under Israeli law, and Prof. Alon Dumanis, an independent director. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Sigal qualifies as an Audit Committee financial expert, as defined by rules of the SEC as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Law.

2.  APPROVAL OF AMENDMENTS TO OUR EXISTING ARTICLES OF ASSOCIATION
(Item 2 on the Proxy Card)

Our existing Articles of Association were adopted at the Extraordinary General Meeting of our shareholders which took place on May 8, 2016 in connection with the investment of DBSI Investments Ltd., or DBSI, in our company, resulting in DBSI becoming our controlling shareholder.

Our Board of Directors believes that the amendments to the Articles of Association as marked in Annex A hereto, are necessary.

The proposed changes:

1.	In the event of a deadlock, the Chairman of the Board will cast the deciding vote. We believe this will prevent a situation where a disagreement may end up paralyzing our operations.

2.
The district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. We believe this clarification is required since our company is now dual listed at both NASDAQ and the TASE.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

"RESOLVED to approve the amendment of the Articles of Association as marked in the form attached as Annex A to the Proxy Statement of the Extraordinary General Shareholders Meeting scheduled for June 23, 2021.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

3. APPROVAL OF AMENDMENTS TO OUR COMPENSATION POLICY
(Item 3 on the Proxy Card)

In accordance with the Israeli Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of service and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law. The Israeli Companies Law also defines the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders every three years. The current compensation policy of the company was approved in July 2019.

Our Board of Directors, based on the recommendation of our Audit Committee (in its capacity as Compensation Committee), has resolved to approve certain amendments to our Compensation Policy as marked in the form attached as Annex B to this Proxy Statement.

The substantial amendments are as follows:

o	Clarification that the definitions of “Senior Executive” or “Senior Officer” include also directors;
o
The terms of payment of the annual performance bonus to the CEO has been amended. According to the proposed amendment the respective part of the Bonus (in accordance with the proportional weight allocated to such component) will be paid (in full) only if the Company, or the CEO, (as applicable) meets at least 85% (instead of 80% ) of the target for the applicable component, provided, however that if the Company, or the CEO, as applicable, meets 120% or more of the target for the applicable component, the respective part of the Bonus shall be increased to 120%, and provided further that the maximum annual Bonus payable to the CEO shall not exceed 8 base salaries.

o
Clarification that the long-term equity-based incentive compensation offered to our Senior Executives (including Directors), may be in a form of option, stock appreciation right, restricted stock, restricted stock unit, as well as any other form of equity-based incentive compensation. Adding a possibility to grant to all of our directors (other than External Directors) long term equity-based compensation, in accordance with the provisions of this Compensation Policy and as shall be approved in accordance with the provisions of applicable law.

o
In addition, in light of recent developments in the D&O liability insurance market resulting in an exponential increase in the costs of premiums, and based on recent positions published by ISA, the indication of maximum premium payable by our company has been removed.

The foregoing description of provisions does not purport to be a complete summary of the amendments to our current Compensation Policy and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Annex B. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Our Audit Committee (in its capacity as Compensation Committee) and our Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our Audit Committee (in its capacity as Compensation Committee) and board of directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our Audit Committee and our Board of Directors believe that the proposed updated compensation policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

 “RESOLVED, to approve our updated Compensation Policy in the form attached as Annex B to the Proxy Statement for the 2021 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. The Board of Directors may adopt the updated Compensation Policy even if it was not approved by the shareholders, provided that each of the Audit Committee (in its capacity as Compensation Committee) and the Board of Directors has reviewed the updated compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the Company.

4.  APPROVAL OF THE TERMS OF SERVICE OF OUR DIRECTORS
(Item 4 on the Proxy Card)

Pursuant to the Israeli Companies Law, any arrangement with a director with respect to his or her compensation as a director as well as with respect to his or her engagement in another position with the company generally must be consistent with the Compensation Policy and must be approved by the Compensation Committee, the board of directors and the shareholders.

Currently the compensation payable to all of our directors (other than Mr. Yossi Ben Shalom) is identical and equal to the directors’ fees payable to our External Directors pursuant to the Companies Regulations (Rules with respect to Remunerations and Expenses to External Directors), 5760-2000 (the “Rules”), namely a basic annual fee of NIS 43,407 (currently approximately $13,501) and a variable participation fee of NIS 1,109 (currently approximately $345) (the “Regular Fees).  Pursuant to the Companies Regulations (Relives in Transactions with Interested Parties), 5760-2000 the Regular Fees are exempted from the approval requirement of the general meeting of our shareholders.

Pursuant to the approval of our shareholders at the General Meeting that took place on June 4, 2020 we are paying DBSI an additional monthly payment of NIS 35,000 + VAT (currently approximately $10,765_+ VAT), or the Management Fees, for time devoted by Mr. Ben Shalom as the Executive Chairman of our Board of Directors.

Our Compensation Committee and Board of Directors have approved that in addition to the Regular Fees, currently paid to all of our directors (as long as they serve in such position) and the Management Fees payable to Mr. Ben Shalom, Mr. Yossi Ben Shalom will be granted options to purchase 125,000 Ordinary Shares and each of Messrs.  Joseph Weiss, Guy Zur, Alon Dumanis and Haim Regev will be granted options to purchase 25,000 Ordinary Shares (collectively, the “Options”).

Our Compensation Committee and Board of Directors believe that the grant of the Options is in our best interest and; subject to the approval of the amendments to the our Compensation Policy, will be in line with the compensation philosophy and objectives as set forth in our Compensation Policy and in compliance with its provisions.

The Options are subject to our 102 Option Plan as amended pursuant to the capital gain rout provided by Section 102 of the Israeli Income Tax Ordinance. The Options shall vest over a period of four (4) years as follows: 25% shall vest at the first anniversary of the date of grant thereof and the balance shall vest in 12 equal consecutive quarterly installments of 6.25%. The exercise price of the Options is US$ 12.675, which is equal to the average closing price of the Ordinary Shares in NASDAQ during the 30 days prior to the date of the grant thereof.  Based on the Black & Scholes formula, the benefit component per each Option is US$ 5.12, which shall be written off as provision over a period of four (4) years, in accordance with the US GAAP.

When reaching their conclusion, our Compensation Committee and Board of Directors considered the continued contribution of Mr. Ben Shalom and the other directors to our operations and the following factors:

(i)
The grant of the Options creates an alignment with the performance of our company on a long-term basis, with a material portion of the director’s compensation at risk if our objectives are not achieved. In addition, the grant of the Options aligns the interests of our Directors with the interests of our shareholders;

(ii)	The grant of Options encourages the Directors to continue their engagement with the Company; and

(iii)	The Grant of Option is in line with our Compensation Policy’s philosophy.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the payment of the Regular Fees to our directors in connection with their service as members of the Board of Directors, as well as the grant of (i) options to purchase 125,000 Ordinary Shares to Mr. Yossi Ben Shalom and (ii) options to purchase 25,000 Ordinary Shares to each of Prof. Alon Dumanis, Guy Zur, Joseph Weiss and Haim Regev as set forth in the Proxy Statement for the Annual General Meeting of Shareholders of June 23, 2021, is hereby approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

5.  APPROVAL OF AN AMENDMENT TO THE TERMS OF EMPLOYMENT OF MR. DOV SELLA,
OUR CHIEF EXECUTIVE OFFICER
(Item 5 on the Proxy Card)

Mr. Dov Sella was appointed as our Chief Executive Officer on November 10, 2016. Prior to his appointment as CEO, Mr. Dov Sella served as our chief business development officer and previously as our chief operations officer.

Mr. Sella’s terms of employment were approved by our shareholders at the Extraordinary General Meetings held on January 15, 2017, January 16, 2019 and June 4, 2020.

As part of his compensation package Mr. Sella is entitled to receive an annual performance bonus of up to 6 monthly salaries in total, which is calculated according to quantitative and qualitative parameters that are determined by our Board of Directors that allocates also a respective weight per each parameter.

Our Audit Committee (in its capacity as Compensation Committee) and our Board of Directors have revised, effective as of the annual bonus for 2021 and for the duration of Mr. Sella’s employment the formula for payment of the performance bonus as follows: the respective part of the bonus (in accordance with the proportional weight allocated to such component) will be paid (in full) only if the Company, or the CEO, (as applicable) meets at least 85% of the target for the applicable component, provided, however that if the Company, or the CEO, as applicable, meets 120% or more of the target for the applicable component, the respective part of the Bonus shall be increased to 120%, and provided further that the maximum annual Bonus payable to the CEO shall not exceed six (6) base salaries.

In addition, our Audit Committee (in its capacity as Compensation Committee) and our Board of Directors have resolved to pay Mr. Sella, in addition to his annual bonus for 2020, a special bonus that is equal to three (3) base salaries (the “Special Bonus”). Our Audit Committee and Board of Directors believe that the payment of such Special Bonus is warranted in light of our exceptional results and achievements during 2020, the significance thereof enhanced in light of occurring despite the local and global effects of the COVID-19.

Furthermore, our Audit Committee and Board of Directors resolved on March 18, 2021 to grant to Mr. Sella options to purchase 550,000 additional Ordinary Shares at an exercise price of US$12.783 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30 day period before the date of grant. The Options are subject to our 102 Option Plan as amended pursuant to the capital gain rout provided by Section 102 of the Israeli Income Tax Ordinance. The Options shall vest over a period of four (4) years as follows: 25% shall vest at the first anniversary of the date of grant thereof and the balance shall vest in 12 equal consecutive quarterly installments of 6.25% each. Based on the Black & Scholes formula, the benefit component per each option is US$ 4.78, which shall be amortized over a period of four (4) years, in accordance with the US GAAP.

Pursuant to the Israeli Companies Law, terms of employment of a company’s chief executive officer must be consistent with a company’s approved compensation policy and further require the approval of the Compensation Committee, the board of directors and the shareholders, in that order.

Our shareholders adopted a compensation policy and we are required to follow certain approval requirements with respect to the compensation of our directors and executive officers. The latest compensation policy was adopted on July 22, 2019 by our shareholders and amended on June 4, 2020 (the “Compensation Policy”) and certain amendments thereof are subject to the approval of our shareholders at this Meeting. Any payment to the CEO will be subject to additional restrictions and conditions as set forth in our Compensation Policy.

The proposed terms of employment of Mr. Sella were approved by our Compensation Committee and the Board of Directors for the following reasons:

(I)
Mr. Sella, who has been employed in the Company for 15 years in various management positions and has been serving as CEO for the past four and a half years, has the knowledge, education, experience and skills required to serve as our CEO. The Audit Committee and the Board of Directors believe that it is essential that Mr. Sella continues to be employed as CEO of the Company. His deep knowledge of our field of activity and his extensive contributions to the expansion and development of our business during his service as CEO, including his initiating, leading and managing of strategic processes and significant transactions, which contributed significantly to the growth of our Company and to the benefit of our shareholders.

(II)
Mr. Sella's overall compensation is in line with the desire to encourage and preserve successful managers, including the CEO, and to reward them for their contributions and hard work, achieving our objectives and advancing in both the short-term and the long-term, the interests of our  Company and our shareholders.

(III)
The threshold conditions for the CEO's annual compensation (including the maximum bonus amount and the long term equity based compensation) are adequate, reasonable and serve our goals and policies from a long-term perspective, since the parameters used to determine the eligibility and amount of the bonus are closely related the profitability and performance of the entire Company.

(IV)
The Audit Committee and Board of Directors were presented with comparable data of CEOs of companies with similar characteristics (e.g., market value, annual profit, stock exchange classification, equity) that indicate that the salary offered to Mr. Sella is reasonable based on the compensation paid to executives in similar companies of the same size, and taking into account Mr. Sella's qualifications, accomplishments, responsibilities, dedication, expertise, professionalism, and the challenges we face.

(V)
The proposed terms of employment are consistent with the Compensation Policy, as amended. The compensation components offered to the CEO are within the relevant range determined in the Compensation Policy.

(VI)
The Audit Committee and the Board of Directors believe that the proportion between the terms of employment of the CEO and the salary of other employees, as well as the ratio to the average wage and the median wage of such employees, are reasonable and do not negatively affect our labor relations.

 “RESOLVED, to approve (i) the amendment of the payment formula of the annual performance bonus of Mr. Dov Sella, (ii) the payment of the Special Bonus to Mr. Sella, and (iii) the grant of options to purchase 550,000 Ordinary Shares, all in connection with his service as the Chief Executive Officer of the Company and as detailed in the Proxy Statement for the Annual General Meeting of Shareholders of June 23, 2021.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

We may approve (i) the amendment of the payment formula of the annual performance bonus of Mr. Dov Sella, (ii) the payment of the Special Bonus to Mr. Sella, and (iii) the grant of options to purchase 550,000 Ordinary Shares to Mr. Sella, even if they are not approved by the Shareholders, provided that each of the Audit Committee (in its capacity as Compensation Committee) and the Board of Directors has re-approved the terms, and gives detailed reasoning for their determination following a new discussion and taking into account the rejection by the Shareholders.

6. APPROVAL OF THE RESERVATION OF ADDITIONAL ORDINARY SHARES UNDER OUR U.S.
TAXPAYERS APPENDIX TO OUR 2015 SHARE OPTION PLAN
(Item 6 on the Proxy Card)

Our Shareholders approved at a General Meeting of the Shareholders that took place on June 7, 2018, the U.S. Taxpayers Appendix to our 2015 Share Option Plan, or the 2018 Appendix,  which reserved  1,000,000 Ordinary Shares for the issuance of grants under the 2018 Appendix.

Due to the increase in our operations in the U.S. and the resulting growth and expansion of our U.S. based subsidiaries, as of May 14, 2021 only 160,000 Ordinary Shares remained available for future grants under the 2018 Appendix.

Our Board of Directors has approved the reservation of an additional 500,000 Ordinary Shares for grants under the 2018 Appendix.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

"RESOLVED, to approve the reservation of an additional 500,000 of our ordinary shares for grants under the U.S. Taxpayers Appendix of our 2015 Share Option Plan.”

The affirmative vote of the majority of the ordinary shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

7.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS
(Item 7 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2021 pursuant to the recommendation of our Audit Committee and Board of Directors. Because of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2020, we paid Kost Forer Gabbay & Kasierer approximately US$145,214 for audit services and approximately US$94,844 for non-audit and tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants of the Company, to conduct the annual audit of its financial statements for the year ending December 31, 2021, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2020 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2020 as well as our annual report on Form 20-F for the year ended December 31, 2020 (filed with the SEC on March 1, 2021), may be viewed on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements, free of charge, upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

Dated: May 19, 2021

Annex A

THE COMPANIES LAW, 1999
A LIMITED LIABILITY COMPANY
----------------

AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
RADA ELECTRONIC INDUSTRIES LTD.

----------------

Preliminary

1.	Definitions; Interpretation.

(a)	In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.

“Articles”	shall mean these Articles of Association, as amended from time to time.

“Board of Directors”	shall mean the Board of Directors of the Company.

“Chairman”	shall mean the Chairman of the Board of Directors, or the Chairman of the General Meeting, as the context implies.

“Committee”	shall have the meaning assigned thereto in Article 37.

“Company”	shall mean RADA Electronic Industries Ltd.

“Companies Law”
shall mean the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder from time to time.  The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.

“External Director(s)”	shall have the meaning provided for such term in the Companies Law.

“General Meeting”	shall mean an Annual General Meeting or an Extraordinary General Meeting of the Shareholders (each, as defined in Article 23 of these Articles), as the case may be.

“NIS”	shall mean New Israeli Shekels.

“Office”	shall mean the registered office of the Company at any given time.

“Office Holder” or “Officer”	shall have the meaning provided for such term in the Companies Law.

“RTP Law”	shall mean the Israeli Restrictive Trade Practices Law, 5758-1988.

“Securities Law”	shall mean the Israeli Securities Law 5728-1968.

“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.

“in writing” or “writing”
shall mean written, printed, photocopied, photographed or typed, including if appearing in an email, facsimile or if produced by any visible substitute for a writing, or partly one and partly another. The term “signed” or “signature” shall be construed in a corresponding manner.

(b)	Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c)
Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a month or year shall be interpreted in accordance with the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and any reference to a “person” shall include any of the foregoing types of entities or a natural person.

(d)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Limited Liability

2.
The Company is a limited liability company and each Shareholder’s obligations to the Company shall therefore be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of the Companies Law.

Public Company; Company’s Objectives

3.	Public Company; Objectives.

(a)	The Company is a Public Company as such term is defined in, and as long as the Company qualifies as such under, the Companies Law.

(b)	The Company's objectives are to carry on any business, and do any act, which is not prohibited by law.

4.	Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) for any purpose that the Board of Directors finds appropriate.

Share Capital

5.	Authorized Share Capital.

(a)
The share capital of the Company shall consist of NIS 3,000,000 divided into 100,000,000 Ordinary Shares, of a nominal value of NIS 0.03 each (referred to in this Article 5 as the “Shares” and elsewhere throughout these Articles as “shares”).

(b)	The Shares shall rank pari passu in all respects.

6.	Increase of Authorized Share Capital.

(a)
The Company may, from time to time, by a Shareholders' resolution, whether or not all of the shares then authorized have been issued, and whether or not all of the shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of shares it is authorized to issue.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)
Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to shares of such class that are included in the existing share capital

7.	Special or Class Rights; Modification of Rights.

(a)
The Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)
If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of a simple majority of the class of shares so effected, and a simple majority vote of all classes of shares voting together as a single class at a General Meeting.

(c)
The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than twenty-five percent (25%) of the issued shares of such class.

(d)
Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8.	Consolidation, Division, Cancellation and Reduction of Share Capital.

(a)	The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i)          consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii)          divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii)          cancel any shares which, at the date of the adoption of such resolution or within a period of time specified in such resolution, have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv)          reduce its share capital in any manner.

(b)
With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)          determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger, equal or smaller nominal value per share;

(ii)          issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii)          redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)          round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v)          cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.	Issuance of Share Certificates, Replacement of Lost Certificates.

(a)
To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, or of any person or persons authorized therefor by the Board of Directors.  Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b)
Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his name.  Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.  The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable.  Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)
A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.	Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.	Issuance and Repurchase of Shares.

(a)
The unissued shares from time to time shall be under the control of the Board of Directors (and, to the full extent permitted by law, any Committee thereof), which shall have the power to issue, or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company, to such persons, on such terms and conditions (including, inter alia, terms relating to calls set forth in Article 13(f) hereof), and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b)
The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders.  Such purchase shall not be deemed as payment of dividends and no Shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other Shareholders.

12.	Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.	Calls on Shares.

(a)
The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)
Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made.  Prior to the time for any such payment fixed in a notice of a call given to a Shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made.  In the event of a call payable in installments, only one notice thereof need be given.

(c)
If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d)	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)
Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)
Upon the issuance of shares (whether of the same class or different classes), the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14.	Prepayment.

With the approval of the Board of Directors, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.	Forfeiture and Surrender.

(a)
If any Shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for.  All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys' fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution as to the forfeiture of a Shareholder's share, the Board of Directors shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)
Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)
Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f)
Any person whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of such forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.	Lien.

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for liabilities to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such liability has matured.  Such lien shall extend to all dividends from time to time declared or paid in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell a share subject to such a lien when the liability giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such liability has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

(c)
The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the liabilities of such Shareholder in respect of such share (whether or not the same have matured), and the remaining proceeds (if any) shall be paid to the Shareholder, his executors, administrators or assigns.

17.	Sale After Forfeiture of Surrender or in Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such share.  The purchaser shall be registered as the Shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.	Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent, in the case of shares registered with a transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require.  Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

20.	Suspension of Registration.

The Board of Directors may, to the extent it deems necessary in its discretion, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.	Decedents’ Shares.

(a)
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors, or an officer of the Company to be designated by the Chief Executive Officer, may reasonably deem sufficient), shall be registered as a Shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

22.	Receivers and Liquidators.

(a)
The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

(b)
Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to, a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors or such officer, as the case may be (which the Board of Directors or such officer, as the case may be, may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.	General Meetings.

(a)	An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors.

(b)	All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”.

24.	Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law.  A determination of Shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

25.	Shareholder Proposal Request.

(a)
Any Shareholder or Shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”).  In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by the Companies Law and any other applicable law.  The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above.  In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.  The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial:  (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b)
The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

26.	Notice of General Meetings; Omission to Give Notice.

(a)
The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.  Notwithstanding anything herein to the contrary, to the extent permitted under the Companies Law, with the consent of all Shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than hereinabove prescribed has been given.

(b)
The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c)
No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d)
In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

Proceedings at General Meetings

27.	Quorum.

(a)
No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)
In the absence of contrary provisions in these Articles, two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, shall constitute a quorum of General Meetings.  A proxy may be deemed to be one (1) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c)
If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairman of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above).  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any two (2) Shareholders (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.	Chairman of General Meeting.

The Chairman of the Board of Directors shall preside as Chairman of every General Meeting of the Company.  If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, any of the following may preside as Chairman of the meeting (and in the following order): a Director, the Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing.  If at any such meeting none of the foregoing persons is present or all are unwilling to act as Chairman, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairman.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).

29.	Adoption of Resolutions at General Meetings.

(a)
Except as required by the Companies Law or these Articles, including, without limitation, Article 39 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.  Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions when determining the voting power present and voting.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairman of the General Meeting may determine that a resolution shall be decided by a written ballot.  A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)
A declaration by the Chairman of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.	Power to Adjourn.

(a)
A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairman of a General Meeting at which a quorum is present (and he shall if so directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at a General Meeting).

31.	Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights.

(a)
No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid.

(b)
A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual.  Upon the request of the Chairman of the General Meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)
Any Shareholder entitled to vote may vote either in person or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).  For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholder.

 Proxies

33.	Instrument of Appointment.

(a)	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)
Being a shareholder of Rada Electronic Industries Ltd. hereby appoints of
	(Name of Proxy)		(Address of Proxy)
as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors.  Such proxy shall be duly signed by the appointor of such person's duly authorized proxy, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b)
Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting.  Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting.  A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.	Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a)
A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(b)
Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting.  A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.	Powers of Board of Directors.

(a)
The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting.  The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)
Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	Exercise of Powers of Board of Directors.

(a)	A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)
A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c)	The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

37.	Delegation of Powers.

(a)
The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), subject to the provisions of the Companies Law, and it may from time to time revoke such delegation or alter the composition of any such Committee.  No rule imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act taken pursuant to a resolution by the Committee that would have been valid if such rule or resolution of the Board had not been adopted.  The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any rules or resolutions adopted by the Board of Directors.  Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article 49, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number of Directors.

The Board of Directors shall consist of such number of Directors (not less than four (4) nor more than 12 (twelve), including the External Directors) as may be fixed from time to time by the Board of Directors.

39.	Election and Removal of Directors.

(a)
Directors, except for the External Directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall serve, subject to Article 42 hereof, until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier removal pursuant to this Article 42. Except with respect to the removal of External Directors, the shareholders shall be entitled to remove any Director(s) from office, by a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon.

(b)
Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (e) of this Article and to applicable law and stock exchange rules and regulations, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(c)
Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request  provided that it complies with this Article 39(c) and Article 25 and applicable law.  Unless otherwise determined by the Board, a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F, Schedule 14A or any other applicable form or schedule prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company.  The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(c) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(d)	The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election.

(e)
Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

40.	Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

41.	Continuing Directors in the Event of Vacancies.

The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies.  The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof the Board shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned.

42.	Vacation of Office.

The office of a Director shall be vacated and he shall be dismissed or removed:

(a)	ipso facto, upon his death;

(b)	if he is prevented by applicable law from serving as a Director;

(c)	if the Board determines that due to his mental or physical state he is unable to serve as a director;

(d)	if his directorship expires pursuant to these Articles and/or applicable law;

(e)
by a resolution adopted at a General Meeting by a simple majority of the total voting power of all issued and outstanding shares of the Company. Such removal shall become effective on the date fixed in such resolution;

(f)	by his written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g)	with respect to an External Director, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

43.	Conflict of Interests; Approval of Related Party Transactions.

Subject to the provisions of the Companies Law and these Articles, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

44.	Alternate Directors.

(a)
Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board (in these Articles, an “Alternate Director”).   Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b)
Any notice to the Company pursuant to Article 44(a) shall be given in person to, or by sending the same by mail to the attention of the Chairman of the Board of Directors at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the Company (at the place as aforesaid) or upon the approval of the appointment by the Board, whichever is later.

(c)
An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides and such appointment is approved by the Board), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present.

(d)
Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director.  One person may not act as Alternate Director for several directors or if he is serving as a Director.

(e)
The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Proceedings of the Board of Directors

45.	Meetings.

(a)	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b)
Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than five (5) days' notice shall be given of any meeting so convened, unless such notice is waived in writing by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice ought reasonably to be waived under the circumstances.

(c)	Notice of any such meeting shall be given in writing.

(d)
Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.  Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46.	Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting.  No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication) when the meeting proceeds to business.

47.	Chairman of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint in his place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairman of such meeting.  The office of Chairman of the Board of Directors shall ~~not, by itself,~~ entitle the holder to a second or casting vote.

48.	Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

Chief Executive Officer

49.	Chief Executive Officer.

(a)
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe.  Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b)	Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management and operations of the Company in the ordinary course of business.

Minutes

50.	Minutes.

Any minutes of the General Meeting or the Board of Directors or any Committee, if purporting to be signed by the Chairman of the General Meeting, the Board or such Committee, as the case may be, or by the Chairman of the next succeeding General Meeting, meeting of the Board or meeting of such Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

51.	Declaration of Dividends.

The Board of Directors may from time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law.  The Board of Directors shall determine the time for payment of such dividends and the record date for determining the Shareholders entitled thereto.

52.	Amount Payable by Way of Dividends.

(a)
Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto in proportion to their respective holdings of the shares in respect of which such dividends are being paid.

(b)
Whenever the rights attached to any shares or the terms of issue of the shares do not provide otherwise, shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof (pro rata temporis).

53.	Interest.

No dividend shall carry interest as against the Company.

54.	Payment in Specie.

Upon the Board of Directors may determine that the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such Shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such Shareholders in full satisfaction of their interest in the said capitalized sum.

55.	Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 54, and without derogating from the provisions of Article 56 hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.  Where required under applicable law, a proper instrument shall be executed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56.	Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by him to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

57.	Retention of Dividends.

(a)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

58.	Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.  The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

59.	Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22hereof, as applicable, or such person's bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate.  Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

60.	Receipt from a Joint Holder.

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

Accounts

61.	Books of Account.

The Company's books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors.  No Shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors.  The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company.  The Company shall not be required to send copies of its annual financial statements to Shareholders.

62.	Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

Supplementary Registers

63.	Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such supplementary registers.

Exemption, Indemnity and Insurance

64.	Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a)	a breach of duty of care to the Company or to any other person;

(b)
a breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(c)	a financial liability imposed on such Office Holder in favor of any other person; and

(d)
any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the RTP Law).

65.	Indemnity.

(a)
Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by the Office Holder in such Office Holder's capacity as an Office Holder of the Company:

(i)          a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii)          reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii)          reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv)          any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the RTP Law).

(b)	Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i)          Sub-Article 65(a)(ii) to 65(a)(iv); and

(ii)          Sub-Article 65(a)(i), provided that:

(1)          the undertaking to indemnify is limited to such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2)          the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

66.	Exemption.

Subject to the provisions of the Companies Law, the Company may exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care towards the Company.

67.	General.

(a)
Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 64 to 66 and any amendments to Articles 64 to 66 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b) The provisions of Articles 64 to 66 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

(c) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company, shall be deemed to have notice of and consented to this provision.

Winding Up

68.	Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Notices

69.	Notices.

(a)
Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b)
Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c)	Any such notice or other document shall be deemed to have been served:

(i)          in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted, or

(ii)          in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii)          in the case of personal delivery, when actually tendered in person, to such addressee.

(iv)          in the case of facsimile, email or other electronic transmission, the on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d)
If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 69.

(e)
All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f)
Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g)
Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either/both of the following manners (as applicable) shall  be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i)          if the Company's shares are then listed for trading on the Tel Aviv Stock Exchange, publication of notice of a General Meeting in at least two daily newspapers in the State of Israel (or in such other publications (if any) as may otherwise be required from time to time under the Companies Law regulations); and

(ii)          if the Company's shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting in a press release via an international wire service, and the furnishing of such press release in a Report of Foreign Private Issuer on Form 6-K (or an equivalent form subsequently adopted by the SEC) to the SEC.

(g)
The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

*          *          *

Annex B

RADA ELECTRONIC INDUSTRIES LTD.
(“RADA” OR THE “COMPANY”)

AMENDED COMPENSATION POLICY OF OFFICE HOLDERS
2019

Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the “Companies Law”), a public company, such as RADA, is required to adopt a compensation policy setting forth the principles governing the terms of office and employment of the Office Holders of the company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the “Policy”) will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, and to the extent possible, any amendments to existing employment terms, will be determined in accordance with this Policy.  We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations also the adjustment of the terms of employment to the Policy, taking into account the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company.

Under the NASDAQ Listing Rules, we as a company listed on NASDAQ, may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S.  domestic issuers.  As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S.  domestic companies.

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company.  We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives (the CEO, CFO, Senior VPs, and all other managers directly subordinate to the CEO in Israel, as well as the Company’s Directors shall be referred to herein as the “Senior Executives”) as indicators of our overall compensation philosophy:

Compensation should be related to performance.  We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

Compensation should serve to encourage Senior Executives to remain with the Company.  The Company’s executive compensation program components are designed to retain talented executives.  We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value.  A significant element of the Senior Executive compensation program, therefore, is long-term equity-based incentive compensation awards that vest on a rolling basis over periods of several years.  As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

Compensation should be reasonable for our business, our financial results, our locations and our long-term, multi-year approach to achieving sustainable growth.  We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives.  At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.  We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking.  To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the “Compensation Considerations”): (i) the education, professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive’s position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the company, the global scope of its business, the complexity of the Company’s business and the fact that the Company’s shares are traded in a public Stock Exchange; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value); and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

As of December 31, 2018, the ratio between the average salary of all Senior Executives and the median and average ~~S~~salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) is between 1:3 to 1:4.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive’s functioning, performance, the Company’s business and financial status, the Company’s budget and other applicable market conditions.  A change of up to 10% in the total compensation of any Senior Executive ~~Officer~~ (other than the CEO) shall be deemed immaterial and shall require the approval of the Compensation Committee only.

A change of up to 10% in the total compensation of any Senior Executive shall not be deemed a material change.

Notwithstanding the above, a change in employment conditions of the Senior ~~Officers~~ Executives that are subordinate~~d~~ to the CEO, shall require only the CEO’s approval if; (i) such change is not a material change, and (ii) such change is within the limits set forth herein.

A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors.  Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives may consist of any one or more of the following elements: (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) other executive benefits and to the extent the Company duly adopts a share Incentive Plan, (iv) long-term equity-based (options or shares) compensation.

In addition the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, resolve to pay or change the amount of the cash bonus (increase or decrease), which resolution may need not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company’s performance as well as other events that affected the Company’s financial and operational performance (such as the effect of exchange rate).  However, such payment or changes to the cash bonus shall be immaterial (up to 3 monthly base salaries).

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations.  The annual base cash compensation (“base salary”) shall be at levels which will range from 50% to 100% of the Senior Executive’s potential total compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised.  Any other increase of the base salary shall be subject to the annual review process described herein.

Annual Performance-Based Incentive Cash Compensation

The Company’s annual performance-based incentive cash compensation (“Bonus”) program is designed to tie executive compensation to the ~~C~~company's performance and to encourage Senior Executive~~'~~s to remain with the Company. The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds.

The financial criteria shall include at least two of the following criteria: EBITDA, Revenues, Gross Profit~~.~~, Profit before Tax, Net Profit and Net Profit per Share.  The criteria for measurement of personal criteria shall be determined individually by the Compensation Committee upon the recommendation of the CEO (with respect to all Senior Executives other than the CEO and Directors), or the Chairman of the Board (with respect to the CEO), and approved by the Board. A non-exhaustive list of personal criteria is attached as Exhibit I hereto.

The calculation of financial component of the Bonus shall be made once a year and shall be based on the Consolidated Audited Financial Statements of the Company (the “FS”) for the applicable year.

It is hereby clarified that the Board ~~may~~ in its sole discretion may reduce any annual Bonus payment by up to 30% even if the specific Senior ~~Officer~~Executive has met his/her applicable financial and/or personal criteria.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the “Restated Bonus”). The balance between the original Bonus and the Restated Bonus, if any (the “Balance”) will be repaid to the Company pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee. If as a result of such restatement the restated Bonus will be greater than the original Bonus that was paid to the Senior Executive ~~Officer~~, than the Company shall ~~promptly~~ pay to the Senior Executive ~~Officer~~ all amounts due and payable pursuant to such restatement.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment or (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this Policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full at the same time that the Company makes salary payments to the majority of its employees immediately following the approval by the Board of the FS of such applicable year. However, upon the recommendation of the Compensation Committee, the Board may resolve to shorten the measurement period and in such event the calculation of the Bonus shall be prorated accordingly.

Non- recurrent events shall not be taken into account for the purposes of calculation of the financial criteria,

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The CEO shall be entitled to a Bonus that will be determined by the Compensation Committee and approved by the Board of Directors, provided that the ratio between the financial criteria shall account for at least ~~70~~75% of the Bonus. The Compensation Committee shall allocate appropriate weight (%) to each financial component, and if applicable, to each personal component. The respective part of the Bonus (in accordance with the proportional weight allocated to such component) will be paid (in full ~~or in part~~) only if the Company, or the CEO, (as applicable) meets at least ~~80~~85% of the target for the applicable component , provided, however that if the Company, or the CEO, as ~~set forth in the Company's budget approved by the Board~~applicable, meets 120% of the target for ~~each year.~~the applicable component, the respective part of the Bonus shall be increased to 120%,. The maximum annual Bonus payable to the CEO shall not exceed 8 base salaries.

Notwithstanding the above, a discretionary bonus of up to three (3) months’ base salary, per year, may be awarded to the CEO, solely at the discretion of the Compensation Committee and the Board, taking into account the CEO’s contribution.

Other ~~Executive Officers~~Senior Executives: The Bonus that will be paid to other ~~Executive Officers~~Senior Executives (that are not the Chairman ~~or director~~ or the CEO) shall be determined by the CEO and approved by the Compensation Committee. The maximum Bonus payable to such ~~Executive Officers~~Senior Executives shall not exceed 6 base salaries.

Additional Executive Benefits

Each Senior Executive shall be entitled to receive from the Company an executive level car for work and personal use. The use of the car shall be subject to Company’s polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company’s internal policies) of its Senior Executives. The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone and a laptop computer. Any and all taxes and expenses which may be incurred in relation to such benefits may be borne by the Company.

Each Senior Executive ~~Officer~~ is entitled to receive paid vacation days for each 12 months of employment at least in accordance with the provisions of applicable law and not exceeding 26 working days. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA).

The Company and the Executive may open (at the Senior Executive’s elected approved fund management company) and maintain an Education Fund (“Keren Hishtalmut”) (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the “Excess Payment”). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers’ insurance, education fund, redemption of vacation days, etc.

Long-Term Equity Based Incentive Compensation

The long-term equity-based incentive compensation shall be at the levels which will range from 0%-50% of the Senior Executive’s annual costs of the base salary (including social benefits).

The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The long-term equity-based incentive compensation offered by the Company to its Senior Executives during the term of this Compensation Policy, may be in a form of options, stock appreciation rights, restricted stock, restricted stock units, as well as any other form of equity based incentive. Options shall vest during such period and in such installments as shall be determined by the Board but, in any event not less than over three years period. The Option shall not vest during (i) an early notice period of termination of employment and (ii) use of vacation days in connection with termination of employment. The exercise price thereof shall be determined by the Board but in any event shall not be lower than the average closing price of the Company’s shares on NASDAQ for the last 30 trading days immediacy prior to the allotment date.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options may be proportionally reduced and adjusted in the event of payment of cash dividend and the exercise of the options may be made by cashless mechanism.

Compensation of Directors

Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any ~~directors'~~Directors’ fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

In the event that the Chairman of the Board or any other director shall be engaged in executive position in the Company~~. Such Chairman or director~~, such person shall be entitled to compensation in accordance with the provisions of this Compensation Policy that shall be approved in accordance with the provisions of applicable law.

~~Other~~Non-executive directors will be entitled to receive ~~Directors'~~Directors’ fees, and expenses that will not exceed the maximum amount payable to Outside Directors of the Company pursuant to the Companies Law and the regulations promulgated pursuant thereto.

In addition, all directors (other than External Directors) shall be entitled to receive long term equity-based compensation, in accordance with the provisions of this Compensation Policy and as shall be approved in accordance with the provisions of applicable law.

D&O Insurance; Indemnification; Exculpation

All Directors and ~~officers~~Senior Executives will be covered by D&O liability insurance (“D&O Insurance”) in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include “run-off” provisions, covering the Directors’ and Senior ~~Executives'~~Executives’ liability for a period of seven (7) years after the termination of their services as director.

Without derogating from the above, the Company may purchase D&O Insurance with respect to all of its D~~d~~irectors and Senior ~~Officers~~Executives, as shall be in office from time to time, including directors and Senior ~~Officers~~Executives that are, or may be affiliated with, the controlling shareholder of the Company, provided that the total aggregate claims will not exceed $15,000,000 (limit of liability~~) and provided further that the premium shall not exceed US$500,000.~~ ).

In addition, and subject to the requirements of the Companies Law, the Company may (~~I~~i) exculpate its Directors and ~~Officers~~Senior Executives from their liability to the Company for breach of their duty of care and (ii) indemnify its Directors and ~~Officers~~Senior Executives for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall be limited to such reasonable amounts as shall be determined by the Committee and the Board.

Retirement Bonus – Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives may be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up to a maximum of six (6) monthly base salaries in the aggregate.

Other Executive Officers:  up to a maximum of four (4) monthly base salaries in the aggregate.

Exhibit I (to the Compensation Policy)
Personal Qualitative Goals

•	Implementation or completion of specified projects or processes;
•	Customer satisfaction;
•	Productivity;
•	The formation of joint ventures;
•	Research or development collaborations, or the Completion of other transactions;
•	Market share;
•	Completion of acquisitions of assets;
•	Acquisitions of businesses or companies;
•	Completion of divestitures and asset sale;
•	Greater geographic and product diversification;
•	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
•	Defending pending litigation matters and protecting the Company’s intellectual property;
•	Launching research and development initiatives;
•	Effectively representing the Company in various Legislative and regulatory matters;
•	Expansion of customer and strategic partner base;
•	Production performance including system-improvements, deployments, quality and safety;
•	Creation and advancement of technology;
•	Development and management of the employee base;
•	Maintenance of worldwide regulatory compliance;
•	Improving technical achievements;
•	Adherence to ethical standards;
•	New orders;
•	New customers;
•	Significant cost savings.